Exhibit 24

POWER OF ATTORNEY

By this Power of Attorney given this 3rd day of March, 2016, Vivek Gupta authorizes John Cronin, Chief Financial Officer, Secretary and Treasurer of Mastech Holdings, Inc., a Pennsylvania corporation with offices located at 1305 Cherrington Parkway, Building 210, Suite 400, Moon Township, PA 15108 (the "Attorney"), to perform the following on my behalf:

To prepare, execute, and file on my behalf all Forms 3, 4, and 5, and amendments thereto, necessary or appropriate to comply with Section 16 of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated pursuant to the Act.

This Power of Attorney is valid until revoked by me.

I acknowledge that the Attorney, in serving in such capacity at my request, is not assuming, nor is Mastech Holdings, Inc. assuming, any of my responsibilities to comply with Section 16 of the Act.

       /s/ Vivek Gupta

      Vivek Gupta